Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Name of Issuer - M.S. Carriers, Inc.

Title of Class of Securities - Common Stock

CUSIP Number - 553533 10 0


Check the following box if a fee is being paid with this statement. ___ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Person Reporting - Michael S. Starnes

    Social Security Number of Reporting Person - ###-##-####

2.  Check The Appropriate Box If A Member of a Group   (a) ___

                                                       (b) ___

3.  SEC USE ONLY

4.  Citizenship Or Place of Organization - United States


Number of Shares      |    5.  Sole Voting Power - 3,104,913
                      |
Beneficially Owned By |    6.  Shared Voting Power - 0
                      |
Each Reporting        |    7.  Sole Dispositive Power - 3,104,913
                      |
Person With           |    8.  Shared Dispositive Power - 0


9.  Aggregate Amount Beneficially Owned By Each Reporting Person - 3,104,913

10.  Check Box If The Aggregate Amount In Row (9)
     Excludes Certain Shares ____

11.  Percent Of Class Represented By Amount in Row 9 - 25.4%

12.  Type of Reporting Person - IN

Item 1(a) - Name of Issuer - M.S. Carriers, Inc.

Item 1(b) - Address of Issuer's Principal Executive Offices:

            3171 Directors Row, Memphis, Tennessee 38116

Item 2(a) - Name of Person Filing:  Michael S. Starnes

Item 2(b) - Address of Principal Business Office:

            3171 Directors Row, Memphis, Tennessee 38116

Item 2(c) - Citizenship:  United States

Item 2(d) - Title of Class of Securities:  Common Stock

Item 2(e) - CUSIP Number: 553533 10 0

Item 3    - If this statement is filed pursuant to Rules 13d-1(b) or
            13d-2(b), check whether the person filing is a:

            Not applicable

Item 4    - Ownership

            (a) Amount Beneficially Owned: 3,104,913 shares

            (b) Percent of Class: 25.4%

            (c) Number of Shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                    3,104,913

               (ii) shared power to vote or to direct the vote:

                    0

              (iii) sole power to dispose or to direct the disposition of:

                    3,104,913

               (iv) shared power to dispose or to direct the disposition of:

Item 5    -  Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6     - Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7     - Identification and Classification of Subsidiary Which Acquired
             the Security Being Reported On By the Parent Holding Company:

             Not Applicable

Item 8     - Identification and Classification of Members of the Group:

             Not Applicable

Item 9     - Notice of Dissolution of Group:

             Not Applicable

Item 10    - Certification

             Not Applicable


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: APRIL 20, 1998

Michael S. Starnes

MICHAEL S. STARNES